Advertisements done through Linkedin

Ad #1

Subject: quick question about ultrasound

Body: Hello %FIRSTNAME%,

We are a new technology designed to allow anyone to obtain a color coded diagnosable ultrasound image in ~2 minutes using artificial intelligence. We believe it has the potential to be a huge value add to your current practice.

We are looking for feedback from your engaged people in your profession on what we are doing. Would you have 10 minutes to review what we are doing and share your feedback and questions?

Thanks,

Dr. Casey Charlebois
Chief Medical Officer
Echo Mind Ai

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Ad #2

Subject: quick question about ultrasound

Body: Hey %FIRSTNAME%,

We are a new technology designed to allow anyone to obtain a color coded diagnosable ultrasound image in about 2 minutes using artificial intelligence. We believe it has the potential to be a huge value add to your current practice.

I thought this opportunity might be interesting for you and wanted to give you a chance to learn more and invest before we open up our investment round to VCs.

Particularly interested in your feedback as a %JOBTITLE%. Would you have 10 minutes to review and share your feedback? https://wefunder.com/echo.mind.ai

thanks,

Dr. Casey Charlebois
Chief Medical Officer

Echo Mind Ai

Echo Mind Ai is 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind